Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: NRG Energy, Inc.
Commission File No.: 001-15891
On December 2, 2008, David Crane, President and Chief Executive Officer of NRG Energy, Inc. (“NRG”), issued the following letter to all NRG employees.
[NRG ENERGY INC. LETTERHEAD]
Date:	December 2, 2008

To:	All Staff

From:	David Crane, President and CEO

Subject:	Potential Next Steps
As many of you are aware, on November 12 Exelon launched an unsolicited exchange offer for all issued and outstanding shares of common stock of NRG, subject to the terms and conditions contained in Exelon’s exchange offer documents. It is our understanding that the exchange offer documents were mailed to NRG stockholders on or about November 21. Those of you who are NRG stockholders will be receiving the Exelon exchange offer documents from the bank or broker whom you use to hold your NRG shares. A handful of you who hold shares directly will receive the exchange offer materials directly from Exelon. These materials include an offer to exchange and other ancillary documents.

As stated in the 14D-9, a copy of which has been mailed to all NRG stockholders, the Board of Directors of NRG has voted unanimously to reject Exelon’s exchange offer and recommends that NRG stockholders not tender their shares into Exelon’s exchange offer. If you are an NRG stockholder and agree with the Board’s recommendation, we ask that you please disregard Exelon’s materials. These mailings are typical for these situations and may continue as long as Exelon continues to pursue its exchange offer, so you can expect additional mailings from Exelon.

In addition, Exelon has stated its interest in potentially launching a proxy contest, as we get closer to our annual meeting of stockholders, in order to get representation on our Board of Directors. At every annual meeting NRG nominates a number of individuals to serve on our Board of Directors and they are then elected by our stockholders. The difference in a proxy contest is that in addition to NRG’s slate of nominees, Exelon may propose its own slate of nominees in opposition. It is then up to our stockholders to vote for their choice of nominees. Please see below for some more detailed information on the mechanics of a proxy contest.
•	Nomination of Directors — NRG will nominate its slate of four directors for re-election to the Board of Directors at the 2009 annual meeting. Those that are currently up for re-election include: Howard Cosgrove, John Chlebowski, William Hantke and Anne Schaumburg. In turn, it is possible that Exelon may also nominate a slate of four individuals for election to the Board.

•	Exelon Proposal — As mentioned above, Exelon may pursue a proposal to be voted on at the annual meeting. The proposal would seek to try to gain control of our Board by expanding the size of the Board and adding a number of new directors, nominated by Exelon, for election at the annual meeting. Importantly, for this proposal to pass, Exelon would need a majority of the outstanding shares of NRG to vote in favor. If NRG’s stockholders do not approve the Exelon proposal, then Exelon’s additional nominees will be unnecessary. However, if Exelon is successful in its proposal, then NRG stockholders would be free to vote on Exelon’s additional nominees.

•	Mailings and Voting Cards — If Exelon does nominate its own slate of nominees, both NRG and Exelon are likely to send a number of mailings, each containing a voting card, to NRG stockholders highlighting each company’s positions and intentions, and asking for stockholders to vote for the respective slates.

•	Annual Meeting — At NRG’s 2009 annual meeting, our stockholders may be asked to vote on a number of items, including: 1) The election of either NRG’s or Exelon’s nominees to the Board; and 2) Exelon’s proposal to expand the size of the Board. If Exelon is successful in its proposal to expand the Board, a third item will be voted on: 3) the election of a number of new directors, nominated by Exelon. Please note that those nominees that receive the greatest number of votes would be elected as director.
Again, these are tactics that may be employed by Exelon and a number of issues could change in the time leading up to the 2009 annual meeting. It’s important to note that our next annual meeting is a long way off and in that time we will continue to keep you updated on the Exelon exchange offer as well as all other developments on this front.

While it is still very early in what may be an extremely lengthy process (BHP pursued its hostile takeover attempt of Rio Tinto for almost two years before dropping it last month), I want you to know how encouraged I am by the support we have heard from our large institutional shareholders. They recognize the great work done by all of you in creating value for their benefit and, while time will only tell whether Exelon will have any success with their exchange offer and other tactics, I believe we as a Company stand in a very strong position to continue creating shareholder value. The most important thing for all of us to remember at this time is that our greatest strength in the eyes of our shareholders, and our best defense against being bought by Exelon at the inadequate price that they have offered, is very much based on our success in the day-to-day operations of all aspects of our Company.

Important Information

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of proxy of any stockholder of NRG Energy, Inc. (“NRG”). NRG plans to file with the Securities and Exchange Commission (the “SEC”) and furnish to its stockholders a proxy statement in connection with its 2009 Annual Meeting of Stockholders (the “2009 Annual Meeting”). INVESTORS AND STOCKHOLDERS OF NRG ARE URGED TO READ THE PROXY STATEMENT FOR THE 2009 ANNUAL MEETING IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION.

In response to the exchange offer proposed by Exelon Corporation referred to in this press release, NRG has filed with the SEC a Solicitation/ Recommendation Statement on Schedule 14D-9. STOCKHOLDERS OF NRG ARE ADVISED TO READ NRG’S SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 IN ITS ENTIRETY BECAUSE IT CONTAINS IMPORTANT INFORMATION.

Investors and stockholders will be able to obtain free copies of NRG’s proxy statement (when it becomes available), the Solicitation/Recommendation Statement on Schedule 14D-9, any other documents filed by NRG in connection with the exchange offer by Exelon Corporation, and other documents filed with the SEC by NRG at the SEC’s website at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540.

Safe Harbor Disclosure

Certain statements contained herein may constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions, and typically can be identified by the use of words such as “will,” “expect,” “estimate,” “anticipate,” “forecast,” “plan,” “believe” and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, risks and uncertainties related to the capital markets generally.

NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause NRG’s actual results to differ materially from those contemplated in the forward-looking statements included herein should be considered in connection with information regarding risks and uncertainties that may affect NRG’s future results included in NRG’s filings with the Securities and Exchange Commission at www.sec.gov.